January 26, 2012

Via EDGAR Submission

Securities and Exchange Commission

100 F Street NE

Washington, D.C. 20549

Attention:     Nudrat Salik

Era Anagnosti

Re:	MasTec, Inc.

File No. 1-8106

Comment Letter Dated December 27, 2011

Ladies and Gentlemen:

This letter is in regard to the above referenced comment letter (the “Comment Letter”), addressed to Mr. C. Robert Campbell, Chief Financial Officer of MasTec, Inc. (the “Company”). On behalf of the Company, I confirm that in accordance with the telephonic conversation between the Company’s counsel, Ira N. Rosner, and Nudrat Salik, of the Staff of the Securities and Exchange Commission, held on the date hereof, I confirm that the Company will provide its response to the Comment Letter no later than February 3, 2012. Your accommodation in this regard is greatly appreciated.

If you or any other member of the Staff should have any further comments or questions regarding this letter, please feel free to contact the undersigned by phone at (305) 406-1811, or alternatively, at the address provided elsewhere in this letter, with a copy to Albert de Cardenas, the Company’s general counsel, at the same address.

Very truly yours,

/S/ T. MICHAEL LOVE
T. Michael Love Vice President and Corporate Controller